UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-28178
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CARBO Ceramics Inc. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CARBO Ceramics Inc.
6565 MacArthur Boulevard.
Suite 1050
Irving, TX 75039

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004 and Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Compensation Committee
CARBO Ceramics Inc.
We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New Orleans, Louisiana
June 29, 2006

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
Pooled separate accounts	$12,914,295	$11,168,704
CARBO Ceramics Inc. common stock	489,265	317,438
Participant loans	685,084	480,790

Investments, at contract value:
Guaranteed income fund	2,421,826	2,022,380

Total investments	16,510,470	13,989,312

Receivables:
Participant contributions	65,758	—
Employer match	30,765	12,731
Profit-sharing contribution	681,979	650,000

	778,502	662,731

Net assets available for benefits	$17,288,972	$14,652,043

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Investment Income
Net appreciation in fair value of pooled separate accounts	$902,916
Net appreciation in fair value of common stock	79,092
Interest and dividends	98,253
Other	43

Total investment income	1,080,304

Contributions
Participants	1,073,749
Employer match	337,340
Profit-sharing contribution	681,979
Rollovers	88,447

Total contributions	2,181,515

Deductions
Distribution to participants	619,984
Administrative fees	4,906

Total deductions	624,890

Net increase	2,636,929
Net assets available for benefits:
Beginning of year	14,652,043

End of year	$17,288,972

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company).
General
The Plan is a contributory defined contribution plan covering substantially all employees of the Company. The Plan is administered by a compensation committee to which members are appointed by the Board of Directors. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The entry dates of the Plan are the first day of each quarter of the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may contribute from 2% to 15% of their annual compensation, subject to certain limitations under the Internal Revenue Code. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 5% of their compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive the discretionary profit-sharing contribution upon the completion of one year of service and must be employed on December 31. Allocations of discretionary profit-sharing contributions are integrated with social security. During 2005 and 2004, the Company made discretionary profit-sharing contributions totaling $681,979 and $650,000, respectively.
Vesting
Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 20% vested in employer contributions, and vesting increases 20% for each year of service thereafter. A participant is 100% vested after five years of service. On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the plan agreement. Loan terms range from one to five years or within a reasonable time for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.
Distributions to Participants
Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment or if eligible, in the form of an IRA rollover. Participants are also allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.
Forfeitures
Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions. There were no significant forfeited balances included in the net assets available for benefits as of December 31, 2005 and 2004.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results may differ from those estimates.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment Valuation
Prudential Financial, Inc. (Prudential) is the custodian of the Plan. Connecticut General Life Insurance Company, a CIGNA Company, was custodian of the Plan until mid-year 2004 when Prudential acquired the retirement operations of CIGNA. The Plan’s funds are invested in pooled separate accounts, CARBO Ceramics Inc. common stock, and a guaranteed income fund. The pooled separate accounts are valued based on the market values of the underlying investments in the separate accounts. Common stock is valued at the quoted market price on the last business day of the year.
The Plan entered into a group annuity contract with Prudential. The contract includes a Guaranteed Income Fund, which is invested in Prudential’s general portfolio and is fully benefit-responsive and, therefore, valued at contract value. Contract value represents contributions and transfers made under the contract, plus income earned, less funds used to pay benefits. The average yield on the Guaranteed Income Fund was 2.80% and 3.50% for the years ended December 31, 2005 and 2004, respectively. The rate of credited interest for any period of time will be determined by Prudential and may be changed periodically. The crediting interest rate on the Guaranteed Income Fund was 3.15% and 3.50% at December 31, 2005 and 2004, respectively. The value of the Guaranteed Income Fund is subject to the financial stability of Prudential.
Participant loans are valued at cost, which approximates fair value.
Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various mutual funds, the Company’s common stock, and a fixed income fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Administrative Expenses
The Company bears certain administrative costs of the Plan.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
In March 2004, the Plan was amended to allow participants to invest a portion of their retirement savings in common stock of the Company. Effective April 2004, participants were allowed to invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company stock can be performed during four specified one-week periods each year and cannot result in more than 20% of their total account balance invested in Company stock. The Company’s match and profit-sharing contributions continue to be 100% participant directed.
The following table includes individual investments that represent 5% or more of the Plan’s assets at either December 31, 2005 or 2004.

	December 31
	2005	2004
Prudential:
Guaranteed Income Fund	$2,421,826	$2,022,380

Prudential Pooled Separate Accounts:
Dryden S&P 500 Index	1,549,086	1,395,241
American Century Ultra Investor	1,334,898	1,358,773
Oppenheimer Global – CL A	1,475,663	1,246,354
Mid Cap Growth/Artisan Partners	1,726,097	1,659,556
Prudential Lifetime 40	1,215,771	988,232
Mid Cap Value/Wellington Management	1,061,789	727,616
4. Allocated Amounts
At December 31, 2005, there was $2,919 allocable to participants who had elected to withdraw from the Plan.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$17,288,972	$14,652,043
Less employer matching and profit-sharing contributions receivable	—	(662,731)
Less amounts allocated to withdrawing participants	(2,919)	—

Net assets available for benefits per the Form 5500	$17,286,053	$13,989,312

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2005:

Employer matching and profit-sharing contributions per the financial statements	$1,019,319
Add employer matching and profit-sharing contributions receivable at December 31, 2004	662,731
Add reallocated forfeitures	2,800

Employer matching and profit-sharing contributions per the Form 5500	$1,684,850

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$619,984
Add amounts allocated to withdrawing participants at end of year	2,919
Less amounts allocated to withdrawing participants at beginning of year	—
Less deemed distributions of participant loans	(32,921)

Benefits paid to participants per the Form 5500	$589,982

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 6, 2002, stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan’s sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is tax exempt.
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 72-1100013        PN: 001
December 31, 2005

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Identity of Issue, Borrower, or Similar Party	Par, or Maturity Value	Value

*PRUDENTIAL:
Guaranteed Income Fund	68,351 units	$2,421,826

*PRUDENTIAL Pooled Separate Accounts:
PRUDENTIAL Lifetime 60	3,212 units	75,023
PRUDENTIAL Lifetime 50	5,423 units	138,809
PRUDENTIAL Lifetime 40	46,323 units	1,215,771
PRUDENTIAL Lifetime 30	25,073 units	691,813
PRUDENTIAL Lifetime 20	10,463 units	289,654
Dryden S&P 500 Index	21,397 units	1,549,086
American Century Ultra Investor	23,536 units	1,334,898
Oppenheimer Global – CL A	21,068 units	1,475,663
Templeton Growth	9,050 units	435,408
Templeton Foreign	854 units	18,048
Janus Advisor Balanced Account	13,439 units	436,185
Fidelity Advisor Value Strategies	1,536 units	153,374
Fidelity Advisor Equity Income	14,831 units	698,436
Small Cap Blend/WHV	42,767 units	554,486
Oakmark Equity & Income	13,983 units	368,197
Midcap Value/Wellington Management	58,332 units	1,061,789
High Grade Bond/BSAM	3,865 units	57,330
Small Cap Growth/Times Square	5,375 units	116,373
Intern Equity/Julius Baer	11,772 units	226,034
Small Cap Value/Munder Cap	26,730 units	291,821
Mid Cap Growth/Artisan Partners	157,162 units	1,726,097

*CARBO Ceramics Inc. common stock	8,656 units	489,265

*Participant loans	Maturities to 2013, at interest rates ranging from 5.75% to 10.50%.	685,084
		$16,510,470

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
DATE: June 29, 2006
Plan Administrator

	By:	/s/ Paul G. Vitek

Paul G. Vitek
Sr. Vice President, Finance and Chief Financial Officer

Index to Exhibit

Exhibit number	Description

23	Consent of Independent Registered Public Accounting Firm